AMENDMENT TO THE BY-LAWS

OF

EXABYTE CORPORATION

The following Amendment to the By-laws of Exabyte Corporation, a Delaware corporation (the "Company"), was adopted by the Board of Directors of the Company at a meeting duly held on April 5, 2001:

Article 4.6 of the Company's By-laws is hereby added as follows:

4.6 Stock Options

Unless approved by the holders of a majority of the shares present and entitled to vote at a duly convened meeting of stockholders, the corporation shall not (i) grant any stock options with an exercise price that is less than 100% of the fair market value of the underlying stock on the date of grant; (ii) reduce the exercise price of any stock option granted under any existing or future stock option plan; or (iii) sell or issue any security convertible, exercisable or exchangeable into shares of common stock, having a conversion, exercise or exchange price per share which is subject to downward adjustment based on the market price of the underlying common stock at the time of conversion, exercise or exchange of such security into common stock (except for appropriate adjustments made to give effect to any stock split, stock dividend or other similar change in the corporation's capital stock).

Article 8.1 of the Company's By-laws is deleted in its entirety and replaced with the following:

8.1 By the Board of Directors

These By-Laws may be altered, amended or repealed or new by-laws may be adopted by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present; except that any amendment or repeal of Section 4.6 of these By-Laws may only be effected in accordance with the following Section 8.2.